EXHIBIT 99.1

Colliers International Completes Acquisition of Dougherty

New U.S. debt finance, loan servicing and securities offerings significantly enhance capabilities

TORONTO and MINNEAPOLIS, June 01, 2020 (GLOBE NEWSWIRE) -- Leading global commercial real estate services and investment management firm, Colliers International (NASDAQ and TSX: CIGI), has completed its previously announced acquisition of a controlling interest in Dougherty Mortgage, Dougherty Funding, Dougherty & Company and Dougherty Insurance Agency (together, “Dougherty”). Under Colliers’ unique partnership model, Dougherty’s senior leadership team will continue to drive operations and will remain significant shareholders.

Headquartered in Minneapolis, with more than 250 professionals operating from nine offices, Dougherty provides mortgage banking, loan servicing, mortgage brokerage and investment banking services across 21 U.S. states. Dougherty originates $2.5 billion of real estate loans annually, services $7 billion in real estate loans and generated revenue in excess of $100 million in 2019.

Dougherty’s mortgage banking operations have rebranded as Colliers Mortgage and will continue to provide specialty real estate debt financing for multifamily, healthcare and senior housing real estate through U.S. Government-Sponsored Enterprises. This includes origination, underwriting, asset management and loan servicing for Fannie Mae, the Federal Housing Administration/U.S. Department of Housing and Urban Development and for the U.S. Department of Agriculture. In addition, Colliers Mortgage will originate and service a broad range of other commercial real estate loans for real estate owners and developers nationwide. Going forward, all brokerage, investment banking, capital markets and public finance services will be carried on through newly branded Colliers Securities which is licensed under the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

“Finalizing this new partnership establishes Colliers as a top player in agency and commercial debt finance as well as public finance advisory which, together with our rapidly growing investment sales capabilities, enables us to seamlessly advise clients on all capital markets requirements across the U.S.,” said Gil Borok, President & CEO, Colliers International | U.S. “We welcome this highly talented and entrepreneurial group into the Colliers family, and we look forward to working together to accelerate the success of our clients.”

“Given our shared entrepreneurial culture and commitment to excellence, our team will hit the ground running,” said David Juran, Chief Executive Officer and largest individual shareholder of Dougherty. “We plan to leverage Colliers’ talented professionals and clients across the U.S. in a real win-win proposition, and capitalize on additional opportunities through our new partnership with Colliers’ subsidiary, Harrison Street Real Estate Capital. We could not be more thrilled and look forward to providing greater capabilities to our combined client base.”

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment. Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

GLOBAL CONTACT:
Christian Mayer
Chief Financial Officer | Global
416 960 9176

U.S. CONTACTS:
Gil Borok
President & CEO, Colliers International | U.S.
818 325 4104

David Juran
CEO, Colliers Mortgage
612 376 4075